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                                November 25, 2020

       Eli Baker
       Chief Financial Officer
       Spinning Eagle Acquisition Corp.
       2121 Avenue of the Stars, Suite 2300
       Los Angeles, CA 90067

                                                        Re: Spinning Eagle
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
30, 2020
                                                            CIK No. 0001830214

       Dear Mr. Baker:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 30, 2020

       General

   1. It appears that SpinCo could have less than $5 million of net tangible assets in trust.
                                                        Therefore, SpinCo would
be required to comply with Rule 419. Please provide an
                                                        analysis of how you
determined Rule 419 does not apply to SpinCo or revise your
                                                        disclosure.
   2. Please add risk factors that address the specific risks related to the spin-off.
 Eli Baker
FirstName LastNameEli   Baker
Spinning Eagle Acquisition Corp.
Comapany 25,
November  NameSpinning
              2020        Eagle Acquisition Corp.
November
Page 2    25, 2020 Page 2
FirstName LastName
Initial Business Combination, page 5

3. We note that Nasdaq rules require you to complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in trust. Your disclosure states that if you decide to conduct a spin-off, you believe the 80%
         test will be based on the value of the retained trust proceeds. Please tell us how your calculation of the 80% test in the event of a spin-off complies with Nasdaq rules. We may have further comment.
Spin-Off, page 113

4. We note that in the event of a spin-off, SpinCo would be an independent special purpose acquisition company with terms substantially similar to the terms of this offering. It is
         unclear what terms will be the same and whether any of SpinCo   s
terms will be different
         than the terms of this offering. Please substantially revise your disclosure regarding the spin-off to clearly disclose the terms of SpinCo. We may have further comment.
Underwriting, page 175

5. We note that the deferred underwriting commissions will be released to the underwriters only upon the completion of an initial business combination. Please provide additional disclosure about how the underwriters will receive the deferred underwriting commissions in the event that you decide to conduct a spin-off. For example only, it is unclear if both you and SpinCo will need to complete your initial business combination in order for the underwriters to receive the deferred underwriting commissions.
        You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding the financial statements and related matters. Please contact Jonathan
Burr at 202-551-5833 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction